Niveau Brands, Inc.

Financial Statements

For the Period from Inception (July 17, 2015) through December 31, 2015

Elliott Johnson, CEO

Niveau Brands, Inc.

Financial Statements for the Period from Inception (July 17, 2015) through December 31, 2015
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Table of Contents

Niveau Brands, Inc.

Financial Statements for the Period from Inception (July 17, 2015) through December 31, 2015
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Balance Sheet
(in USD)

	Dec 31, 2015
Assets	
Current assets	
Cash	$ 3,083
Inventory	3,221
Total current assets	6,304
Other noncurrent assets	-
Total assets	$ 6,304
Liabilities and Shareholders' Equity	
Accrued liabilities	$ 2,392
Note payable	2,000
Common stock	
No par value; 1,500 shares authorized; 1,500 shares	
issued and outstanding as of Dec 31, 2015	25
Retained earnings	1,887
Shareholders' equity	1,912
Total Liabilities and Shareholders' Equity	$ 6,304

Niveau Brands, Inc.

Financial Statements for the Period from Inception (July 17, 2015) through December 31, 2015
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Income Statement
(in USD)

		Period from Inception (Jul 17, 2015) through Dec 31, 2015
Revenues	$	5,763
Cost of revenues		2,911
Gross profit		2,852
Operating expenses		
Sales & marketing expenses		638
General & administrative expenses		327
Total operating expenses		965
Operating income		1,887
Tax benefit (expense)		-
Net income	$	1,887

Statement of Shareholders' Equity
Period from Inception (July 17, 2015) through December 31, 2015
(in USD)

	Common Stock		Retained Earnings	Total Shareholders' Equity
	Shares	Amount		
Balances - July 16, 2015	-	$ -	$ -	$ -
Issuance of Common Stock	1,500	25	-	25
Net income	-	-	1,887	1,887
Balances - December 31, 2015	1,500	$ 25	$ 1,887	$ 1,912

Financial Statements for the Period from Inception (July 17, 2015) through December 31, 2015
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Statement of Cash Flows
(in USD)

	Period from Inception (Jul 17, 2015) through Dec 31, 2015
Cash Flows from Operations	
Net income (loss)	$ 1,887
Changes in assets and liabilities	
Other assets	(3,221)
Accrued liabilities	2,392
Total Cash Flows from Operations	1,058
Cash Flows from Investments	
Purchase of assets	-
Total Cash Flows from Investments	-
Cash Flows from Financing	
Issuance of Common Stock	25
Issuance of note payable	2,000
Total Cash Flows from Financing	2,025
Total Cash Flows	3,083
Beginning Cash Balance	-
Ending Cash Balance	$ 3,083

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NOTE 1 – NATURE OF OPERATIONS

Niveau Brands, Inc. ("Niveau Brands" or the "Company"), was incorporated as a
Nevada corporation on July 17, 2015. The financial statements of Niveau Brands (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").The Company's headquarters are in Berkeley, California.

Niveau Brands is seeking to revolutionize the energy drink market by offering energy drinks that contain no calories, no sugar and no artificial sweeteners. In contrast, Niveau Brands drinks contain green tea, B vitamins, stevia extract and natural herbs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Inventory
Inventory balances are stated at the lower of cost or market value.

Concentration of Risk
The Company relies on one supplier (the "Supplier") to manufacture its products which it sells to customers. A disruption in this supply channel could have a material adverse effect on the Company's business.

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Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from Sales of Goods when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory

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tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Nevada state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – Inventory

Our inventory is split into two categories, raw materials and finished goods.
Raw materials are used in the production of goods and finished goods inventory is eventually sold to a customer.

NOTE 4 – DEBT

In August of 2015 the Company entered into a note payable for proceeds of $2,000. The note bears no interest and are due December 31, 2016. The note is unsecured and proceeds were used to complete initial production.

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NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock We have authorized the issuance of 100,000 shares of our common stock with par value of $0.0000.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and board of directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2015 through April 5th, 2017, the issuance date of these financial statements.

The company has an outstanding consignment loan note for $23,000. The notes bears interest of 14% per year, paid monthly in arrears, with the balance due at maturity on September 09, 2017.

End of 2016 Financial Review